Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on November 2, 2021.

Tyler Nuss: Hey guys, you’re listening to Episode 196 of the Modern Acre. This week we talked to Craig Hulbert, who’s the co-founder and CEO of Local Bounti. Local Bounti is a premier controlled environment agriculture company redefining conversion efficiency and ESG standards for indoor ag.

Announcer: You’re listening to the Modern Acre podcast. Every week you’ll hear from the entrepreneurs, innovators and leaders that are changing the food and agricultural industry on and off the farm. Your host are Tim and Tyler Nuss. They are brothers, fifth generation farmers and entrepreneurs who have scaled tech startups developed international supply chains and built brands. The Modern Acre is ag built different.

Tyler: So Tim, I’m sure the listeners are eagerly awaiting and parents corner update from you. So what’s your latest in parents corner?

Tim Nuss: Yeah, big news over here Ty. We had our baby girl Mason Leenuss on October 13. So she’s about gonna be three weeks old this week. So it’s just been an amazing few weeks. Mama’s healthy baby’s healthy. It’s been such an awesome time bringing a baby girl into the world. Definitely one of the best days of your life. We had four days in the hospital. It was kind of a long period of like the induction and ended up having to do an emergency C-section. But everything came together and everybody’s healthy now. So it just been a really awesome time.

Tyler: We’re so so excited for you guys. And we got to see Mason last week and get to holder her and see you and Jenna and it’s just it’s awesome to have another member of the family we are now vastly outnumbered, guys to girls. So I don’t know what we’re doing wrong but Mason has definitely made it quite outnumbered. So we’re super happy to have her and happy everyone’s healthy. It’s pretty exciting.

Tim: Yeah so fun. It’s also pretty special to see my parenting skills just blossom really quickly. I know first couple of days I was getting a really tight swaddle going and you were pretty impressed. I know it took you a couple months to really get the swaddle down. So I’m just a quick learner on that stuff, I guess.

Tyler: Yeah, dude, you just pick everything up so much quicker than I did. Yeah, I mean, I barely have to give you any advice. You’re just a natural Tim when I only thought you had fun uncle potential.

Tim: Seriously. I always thought you were being dramatic about the lack of sleep thing but it is definitely real. We’d spend, we still haven’t got that quite dialed in. So waking up at 2:30 in the morning and trying to get Mason calm down to go back to sleep has been a challenge. So I’ve been drinking a lot a lot of Nitro Cold Brew.

Tyler: Yeah, I mean, it’s what gets you through and yeah, I mean, it doesn’t really get better, but you just get more used to it I think but yeah super excited about it. But I think I’m gonna have to like cut your paternity leave with the Modern Acre it’s just getting a little excessive you’re like I think already double the time off that I had so you know, that’s why we’re doing this recording. Gotta get you back to work.

Tim: Gotta ease back into it. Well, Ty we’ll flip it around parenting corner. We’re just coming off a Halloween weekend. My niece Shar just had a birthday recently. What’s the latest update on your front?

Tyler: Yep, Shar just turned three and we figured she turned three on November 1 and so we have this awkward Halloween, you know, birthday situation dynamic. And we figured at three years old, it’s probably, we could probably get away with one more year of coupling the activities together. So we had a birthday party. She dressed as a butterfly at the birthday party, had it with family and then went out for trick-or-treating so it was actually pretty seamless I would say experience and Emmie her little sister, also a butterfly just you know flying around the neighborhood going trick-or-treating it was pretty, pretty awesome. So super fun. It’s just everything I do Tim I think is just like a look into your future now.

Tim: I know those pictures were pretty adorable seeing the girls trick or treating. We were talking earlier but we definitely need to get down one of the years coming up and do trick or treating with all the cousins, it’d be pretty fun.

Tyler: Totally, totally. Well guys, thanks so much for tuning in. We really appreciate it. This is an awesome conversation talking controlled environment agriculture. It’s something we talk on the podcast a lot about. I think Craig has a really awesome perspective on this being a seasoned entrepreneur in startups, in tech, in renewable energy, and how they’re kind of uniquely focusing on this space and how their business model reflects that. So really insightful conversation with Craig Hurlbert, the co-CEO and co-founder of Local Bounti.

Tyler: Hey, Craig, welcome to the show.

Craig Hulbert: So great to be with you both.

Tyler: Yeah, looking forward to the conversation Craig. Want to start with something that’s really becoming just an increasing trend. You were mentioning just about transparency in supply chain for food. Can you elaborate a little bit on that?

Craig: Of course. Yeah. So it’s my opinion, and it’s I think it’s becoming a stronger and stronger opinion that there’s kind of a major flyby between what the consumer is consuming, and the transparency of what that product really is, both in terms of the product quality, and the journey that the product has been on from a sustainability perspective. I believe the end consumer today is more and more interested in what journey that product took, and what’s in that product and how it’s going to either harm or benefit their family. And so I believe overall, there’s a lot of, there’s a lack of transparency, specifically in the produce section of the grocery store. And I know when I go in there, and I just look at the wall. There’s no way for me to determine what journey that product has been on, how that product has been treated since it was grown and harvested, what journey it’s been on, and what impact that’s had on the environment. I believe the customers are clamoring for more and more information. And I believe the industry historically has struggled providing that information. I think those two things are going to collide and the consumers going to win.

Tyler: Yeah, I think it’s a huge area of opportunity. Ty and I have talked a lot about it on the podcast. We’ve had a couple of CPG companies on recently and just that supply chain as well like where ingredients are coming from, consumers really want to know what farm that’s coming from what process that crop went through. So I think it’s a huge opportunity and glad your focus there. So we’re super excited to talk more about Local Bounti, but before we do that, let’s maybe take a step back and learn a little bit more about your background and what ultimately led you to founding the company.

Craig: Sure, Tim, thank you and much like you guys, I come from a farming background. My grandfather immigrated from Denmark. He landed on Ellis Island approximately 100 years ago and he had a little sign around his neck it said Flaxville Montana on it. And he found his way all the way out to Flaxville Montana where one of our relatives was working on a farm. And he subsequently you know, kind of pulled himself up by the bootstraps ended up farming somewhere around 10,000 acres kind of at his peak. And I spent every summer on that farm, learning many, many valuable lessons. And I think one of you said when we were having our kind of pre conversation, agriculture has a way of finding you. I went away from agriculture because I went off to college and studied finance and started my career in investment banking. And then I ended up with a big job at General Electric in the energy industry. And as a result of that I became a CEO at a relatively young age. I had an opportunity to run two different privately held companies both of which had successful exits and then started with my co-founder, co-CEO Travis Joyner, started investing in kind of a private equity way in the energy infrastructure, and we touched on some of the agriculture space as well.

So we kind of bumped into the CEA space about three and a half, four years ago. And two things happened. When we started doing our due diligence. We got more and more excited about the CEA space. And we couldn’t find a business that we felt was investable at the time. And maybe that’s because we came from the energy world where in the energy space unit economics, scalability, being really smart on how to deploy capital, it’s very capital intensive the energy space is, as the CEA space is. And when we were doing our due diligence, we were kind of coming at it from that lens kind of the energy space. And we didn’t see some fundamental things that we felt needed to be in place. We looked at each other kind of disappointed, can’t make an investment and we decided, hey, maybe it’s time. There’s an opportunity here for us to start a business from the ground up. So we literally shut down our private equity firm and started Local Bounti and we built it backwards from what we didn’t see in the industry, what we took from other places or, you know, we kiddingly say we stole from other industries. We brought those principles in and started Local Bounti kind of, from what we didn’t see, backwards very, very intentionally. That’s allowed us to move very, very capital efficiently so we’ve been able to accomplish a lot. We’re in 500 grocery stores, we’ve got positive gross margins in our very first plant, etc, etc, etc. We got Cargill under the tent. We’ve been able to really move a long way towards building the company that we felt needed to be in the CEA space to be able to be able to last over the long term and thrive and be differentiated. So without my background in investment banking, and energy and my time at General Electric, which at the time, I worked under, you know, the Jack Welch kind of regime was the best run company in the world. All of that experience. I feel like has brought me all the way back to my roots in farming and I feel like now 100 years from when my grandfather immigrated, we are now going to really make a mark on specifically on perishables or leafies to start with and other things over the longer term.

Tyler: What a cool story and I don’t know if I’ve ever heard that before. You know, private equity, ultimately shutting down to start a business that they’re so passionate about and believe in so I think I think that’s just really unique and cool. So, I mean, you’ve really piqued my interest. So you talk about, you know, how you wanted to start this company, because there was maybe some deficiencies or some different approaches that you maybe didn’t believe in, in CEA. So what makes your business different and what were those key areas that you decided based on your experience to focus on and differentiate?

Craig: Well, I really I really appreciate that question, because I think it’s really at the heart of who we are as a business, and what we really stand for and how we want our customers to view us. So first, there were two main things we didn’t see when we were looking for businesses that we wanted to see. And again, I need to say this upfront, I believe there will be great CEA players. This isn’t meant to be any kind of a put down to other companies that are out there. We have respect for some of them. This is just meant to be our story and how we came about it. We didn’t see two things that we felt were critical. First one, there was an overall lack of curiosity around unit economics. There was a lot of fancy slides, a lot of people taking technology and applying technology nibbling around the edges. But almost every deck we looked at had positive gross margins, three, four years out based on scale or technology improvements, or all the rest of that. We just didn’t buy into that as a premise. That’s the first thing. The second thing is whoever succeeds in this space will have put a bunch of facilities in the dirt. Okay. So if you don’t have experience, building facilities, getting them up and running and pleasing your customers in whatever industry you come from, you’re going to have a problem. So it’s one thing to be able to build fancy slides and raise a lot of capital. It’s another thing to be able to get in the dirt and get things built. Okay. The company I left that I was a CEO before we started the private equity firm, we put 2,200 modules in 33 countries. So a lot of experience. Before that, GE blah, blah, blah. So those were the two main things we didn’t see.

So we started solving backwards for Local Bounti and I view really four main differentiators. The first one is right in the name of the company, local. When we were doing our due diligence, we kept hearing that word over and over again, everybody wanted more local, you know, products come from Salinas and Yuma and Mexico, but everybody wants more local product. And that was a consistent theme. It became so important, we built it right into the name of the company. However, it created a unique challenge being local, it meant we had to get those great unit economics on a distributed footprint so that we could brand ourselves local and not have one massive facility somewhere in the center of the country and go everywhere, right? So we were hell bent on finding great unit economics. Okay, on a local basis. That’s a challenge. We back solve for that, we’re able to do that today. Second, the whole concept of unit economics. We took what we saw as vertical farming, and then you’ve got greenhouse farming. Those are the two main ways people are doing it. With vertical farming. Here’s what you get, in a nutshell, very high yields. That was exciting. But it also has a high capex and a high OpEx. So you got high yield, high cost. That’s interesting, but we don’t believe that stands on its own two feet long. term for a lot of different reasons. Then you got greenhouse farming. We did a lot of research on that back and forth to Europe talking to people, visiting. Here’s what we learned there, lower yield, lower capex, lower OpEx. So you got high yield, high cost, low yield low cost, neither of those on their own two feet, we would still be in the private equity world had we not back solve for that. So we took the best of vertical farming and the best of greenhouse farming and applied the two together. It’s something we call stack and flow. And we have a pioneer patent pending and a bunch of other patents around it. Okay.

What that really means is we’re able to get one and a half to two times the yield of the other players that are out there. And that just manifests in so many great ways, getting that yield. It allows you to grow more SKUs profitably. This is a question that hardly anyone ever asks, how many SKUs can you grow profitably? Because you know what, supply chains more complicated, all these major retailers want to have more and more and more product coming from the same place, but you can’t do that if you can only grow two things profitably. So we today have eight SKUs, we can grow profitably, and we will believe we’ll have 30 at some point in time over the pro forma period. That’s only possible given our stack and flow technology. So that’s the second way we’re differentiating unit economics. Third way is all about brand. We want to build a brand that consumers can connect with, that old concept of transparency. And then the final one is just sustainability. We hired an ex-CEO from the energy space, went out and got his GRI certification. We are going to be a leader in the CEA industry around actual data, real data, we’re going to drive everybody to actually account for their data, good or bad, and our data may not be great right out of the chute. We already know it’s better than traditional farming. But we’re going to drive zero greenwashing around the data because our customers are going to demand that at some point in time. We want to be the leader on that, on the sustainability side things. Great unit economics, local footprint, a brand and sustainability leadership. Those are the four ways we look at ourselves.

Tyler: Thanks for walking us through that Craig. Like to transition a little bit and talk more about kind of investment in the controlled environment agriculture space currently, there’s been a lot of companies that have been raising money this year. A lot that are going public via SPAC and Local Bounti just announced recently that you’re aiming to go public via SPAC as well. Maybe talk us through your decision to go that path.

Craig: Yeah, so we mentioned capital intensity to start with, right? We mentioned you’re going to have to have access to capital because that’s what this business is. It’s a capital-intensive business. Typically, the people that succeed in capital intensive businesses are well capitalized and have access to capital. So by being a publicly traded company, it gives us access to the public markets. In addition, we have Cargill as part of our team. Cargill has provided us a $200 million debt facility to help us build out our next you know, six facilities, and they are under tent also on the equity side. So our desire to go out via SPAC was really revolving around quickness to market, number one and access to capital. So we already knew we had a differentiated technology, we already knew we were going to be branded, we already knew that we were going to be local, we needed to have the capital necessary so that we could really get to where we want to go, and that’s what led us to that decision.

Tim: Thanks for walking us through that Craig. I think it’s really interesting to see just the space in the industry and the direction of this and I think for the reasons you mentioned, SPAC I think can be very, it’s very enticing right to infuse capital into the business. So thanks for sharing that. So want to talk about some of the challenges you’ve faced. I mean, you have this awesome idea. You have your you know, clear differentiators. I mean, what have been some of the key challenges to scaling this up?

Craig: So I’ll use an analogy. Hopefully your listeners can relate to this. In the early 2000s, there was a movement called Clean Tech, when everybody got excited about wind and solar, geothermal and efficiency plays and electric cars and all that. That movement. They call it clean tech 1.0, there was a bunch of money raised and a bunch of money flushed, because there were many, many businesses that were not ready for primetime at that point in time. Now there’s clean tech 2.0 and a lot of great companies have come out of that. And they learned a lot in that first phase. The CEA space is still kind of over where clean tech 1.0 was where a lot of money is being raised and it’s going to be very interesting to see how that capital is deployed efficiently. So that’s a challenge but it’s also a massive opportunity. Because for the companies that execute well, they are going to be so drastically different than the companies that don’t. We’re going to stand out like a positive force to be dealt with. And that’s what our whole team is focused on, execution. And it’s challenging, let’s face it, nobody’s running, you know, huge indoor farming operations today, and are super profitable. That hasn’t been done yet. We believe that the way we’re doing it, and the results we’re already getting, gives us a great possibility of executing on that, right. We all believe it in our fiber. And the time has come for what I will say serious people to execute on a serious business plan so that we can begin the process of really getting, quote, unquote, CEA into the mainstream of consumers’ mindsets.

Tyler: Craig, I’d like to talk a little bit more about the sales and marketing side of your business. You mentioned you’re in 500 stores. What has been the response from retailers as you go in and pitch them your products. Obviously there’s limited shelf space, and there’s probably multiple controlled environment agriculture startups vying for that space. How do you differentiate and what has been your approach to get into retail and really get in front of consumers?

Craig: The landscape is cluttered, which makes it difficult for retailers to decide which way to go. And so that is an obstacle. Okay. But I’ll go back to the execution thing. If you get in when you get in and you execute well, you’re instantaneously differentiated. We have had several customers say to us, we know that traditional, you know, grown produce is going to get disrupted significantly by CEA, but we don’t know which players are going to be the one to do it. So I think the key is to get in and do what you have to do to get in and then just focus your team on executing flawlessly. Think about it this way. The indoor product, our product has a perfect environment from the minute the seed is planted. It’s not exposed to all of the elements that our family farms were exposed to, okay. We were a dryland wheat farmer, hail, rodents, whatever, all kinds of things could impact you know, the crop cycle. In our facilities, you’ve got almost a perfect environment, you know, for the plant itself. So we’re less susceptible to you know, the inevitable E. coli recalls and all of that. I think, retailers when they start adding up all of the shrink that they have, and the let’s say the bad press around the recalls on produce, etc. And they start looking at this product and have a company that can deliver consistently. I think you’ll see there’ll be a real uptick in you know, I would say traction. We’ve been very pleased to go from zero to 500 grocery stores relatively quickly. And I see that trend continuing for us.

Tyler: Craig you were mentioning just the unit economics quite a bit and about you know, it has been historically tough to operate profitably in this space. Can you dig in on that? I mean, I don’t understand this space super well. So I’m curious, is it just the high capex and labor required to produce these, can you maybe dig into some of the details of why historically has not been profitable and kind of how you’re addressing that to make it profitable even in the early days?

Craig: Sure. So let’s take a vertical farm. You have a big building. You have to keep that building air conditioned or conditioned to a certain temperature, okay? And you’re going up with your system, okay. By definition, by definition, you’re going to grow one or two things optimally. Everything else you try to grow in that one room is going to be suboptimal. Okay. Our systems could have let’s say our first facility has 12 different grow locations. In the first one, we can have it Salinas temperature 24 hours a day, and the one right next door, and we can be growing lettuce in that first one, and the one right next door, it can be Maui temperatures, and we’re growing basil. You can’t do that in a vertical farm, for example, you couldn’t grow those two completely different things. So that’s the first thing just SKU diversity. Number two, when you have a big building, and you’re going up, it’s hard to get you know, the sunlight to do its work. So as a result, you’ve got to have a lot of CapEx around lighting. And when you have more lighting, it creates more heat, which means the plants are going to transpire. So you got to remove that. And it’s a big HVAC challenge. So the costs just overwhelm whatever production enhancements you’re going to make.

Now, some of our competitors and I wish them all the best I hope they can figure it out are projecting positive gross margins in 2023 or so, based on better lighting, this that, all different kinds of things. That’s great. That wasn’t good enough for us, that that may work, and I’m rooting for them to figure that out. But for us, we were not interested in a bunch of science experiments to get us to great unit economics. We wanted to back solve for that. Now, very important point, we are going to be pushing the envelope on our technology and take full advantage of everything we can and we’re doing that with a bunch of very smart people. But we won’t be doing that from a high-cost scenario we want to do it for more of a blended cost that makes sense. And so that’s the real root of your answer.

Tyler: Thanks for walking us through that, Craig. Another question and trend that we’ve seen this year is kind of the intersection of large outdoor farming companies collaborating with indoor farming companies. We’ve seen the collaboration between Driscolls, the large berry player, and Plenty, we’ve seen Tanimura & Antle, a large veg grower in Salinas, acquire Green City Growers. Maybe talk to us about how you see this unfolding within the industry and partnerships starting to form.

Craig: Yeah, boy, that’s a great one. It’s really fascinating, I believe, because having grown up on a generational farm, our land still in our family, for example. I kind of understand the mindset. And I mean, let’s face it, traditional agriculture and the companies you just mentioned, amazingly great companies, critical, critical to the whole ecosystem of agriculture and food supply and all that. I think it’s fascinating though, for them from an economic perspective, to be really evaluating what is going to happen here as this whole transparency thing plays out and this whole sustainability thing plays out. My take on sustainability. And remember, I was the CEO in the energy space, which got whacked heavily now for 20, 25 years on the sustainability and the carbon footprint of that whole industry. And what I’ve learned is sustainability today is no longer a philanthropic endeavor. It’s serious, and it has some teeth attached to it. And when I talk to my, you know, 22, 25 year old kids and their friends, their purchasing habits are going to be dictated by that. And so I think, I think the traditional guys are saying, wow, a lot of land, a lot of herbicides and pesticides, a whole lot of water, a whole lot of, you know, chemicals washing, from here to there to distribution, you know food miles, the carbon footprint’s not good. I think they’re looking at it and saying, how can we take this, this inevitability of indoor farming, and blend it into what we bring which is tremendous amount of knowledge on farming and harvesting, and packaging and all, and mostly distribution. They have all those relationships in place. So I believe this is a natural extension of where this needs to go. And I think there will be some of those that will work and some of them will not work, in my opinion. But you know, your questions a great one, but I view it as inevitable.

Tyler: Super, super interesting stuff. Well, Craig, thank you for walking us through all this. I think it’s been super insightful want to switch gears and move to our next section. We call quick takes. Tell us something you think is true in agriculture that few people agree with you on in other words, what’s your ag hot take?

Craig: I think they’re still, I’m going to go back to this transparency thing because it’s heavy on my mind. I’m sorry. I believe there’s a lot of people that don’t believe this will ever change. And I think they are comfortable with the way it is. And I just think they’re misreading the consumer. I think the consumers going to want to have a day where there’s a QR code on the package. They can scan it and see a video of that product going through the system with some kind of a rating. And they’re going to buy stuff based on that. And I believe everybody maybe wants to believe that, but I am very convicted on that happening. And so my hot take would be the consumer always wins. And once they start getting that optionality, I believe they always never look back.

Tyler: What ag product or service are you long on?

Craig: Okay, so I would have to say growing up in Montana, I’m kind of a meat and potatoes guy. So we have a great farm that we buy our beef from exclusively. And they do an amazing job. It shows up on our doorstep. And it’s a great service. I’ll tell you, I wish the leafies were a little more prone to, to traveling well, like they do the beef. Just not enough calories in there yet to really get there but I’ll tell you right now our family, we only eat a certain product and it’s it’s amazingly efficient and, and delicious.

Tyler: What product or service Are you short on?

Craig: It goes back to anything that is, is not really taking the sustainability thing serious. I, let’s just, let’s just look at this data really quick. It’s estimated that 50% of all the food we’re consuming, is wasted, 90% of that food ends up in a landfill, and that produces 40% of the methane that goes into the atmosphere. That is the largest contributor to climate change. How in the hell is that acceptable in 2021? It’s a mystery to me. We have to do better. Travis and I are passionate about doing better and doing our little part of it. But we’ve all got to get way way more serious about food, how its produced, where it’s produced, how its consumed and I’ll give you a quick one. Our lettuce can last three to five, three to five weeks in your fridge. I don’t know how much lettuce you guys throw away in a year, but we have Taco Tuesday at the Hulbert house every Tuesday night. My wife only buys the lettuce on Sunday or Monday because she knows that won’t be good by Thursday. Okay? Our products because of the way they’re grown and harvested, because it’s closer to you, it could last three to five weeks in your fridge. It’s a game changer. Why are we not thinking like that on a broader scale? Why is it okay to be that wasteful and do all that harm to the planet? It just doesn’t make sense.

Tyler: Cool. Last one, as we wrap things up here, what’s something you’ve changed your mind about recently?

Craig: I think one of the tricks to being almost 60 years old and still doing this. And I will tell you right now I will be 80 years old and still doing this because it’s just who I am. I love building things. I love being around smart people. And wow, wow, do we have a lot of talent inside of Local Bounti? I’ll just touch on this really quick. I’ve changed my mind about how much talent you can put in a business that does good things. All four corners of our business, we have attracted unbelievable talent. And I think what people are saying and maybe you two can relate to this. I think people are saying I want to put my skills to work for something that’s going to make a difference. And I want to be in a culture that’s going to help things get better. And I think I underestimated that element to our ability to be able to attract talent. But I will tell you as the oldest guy on this call, it’s a good habit to get into to never ever get dug in on anything too hard. Always keep your mind open on how can, how can we do this better? Is that a good idea? And oh, keep your mind open and your heart open more importantly, and if you do, the world is such an amazingly beautiful place.

Tyler: Love it. Great advice and a great way to end the conversation. Craig thank you as we finish up how can listeners get in touch and connect with you and Local Bounti?

Craig: Tim and Ty just had this, I was really excited for this call. Thank you guys for all that you’re doing. I now have a better understanding for you two and your background. So really appreciate all your work. You know Craig Hurlburt on LinkedIn, Instagram, social media, Local Bounti, Local Bounti with an “I” .com and we would love to enter into a dialogue with all of your listeners and keep your eyes peeled for us going public here the in the next little bit and we’ll be trading under the ticker “LOCL” local, so we’re very excited about that as well. And I hope this isn’t the last time we chat.

Tyler: Yeah, it’s been a ton of fun. We’ll definitely have to have you back on in a year or so and see how things are going. Thanks so much for being with us, Craig.

Craig: Thank you guys

Tyler: So Tim, what do you think?

Tim: Super fun conversation with Craig he was just so open. It was fun to talk about like the investment that’s happening in controlled environment ag and their SPAC and where that’s going but I think what what I thought was really unique is like his background. He had a very successful career was in venture capital, really looking at the space and they didn’t find the perfect fit of what they wanted to invest in, so they decided to basically start the business and build what they wanted directly themselves, which I think is pretty cool. I don’t think we’ve had a similar story on the podcast yet where you’re looking at where to invest in food and agriculture and just decide that you’re going to kind of build something from the ground up yourself. So I thought that was really unique about this business model.

Tyler: Totally agree. I think a lot in what he said is just super smart. I think I think they’re being strategic about this space where we’re seeing just money flow right in this space. And I would say somewhat concerning the amount of funding and the amount of the amount that valuations are at in this space where it feels like there’s maybe too much hype around this, I think they’re being strategic about how they’re approaching profitability and the business model that I think will make them successful. So really enjoyed that conversation. Hope you guys did as well. As always, feel free to reach out to us if you have any questions want to connect, have ideas for shows or topics that you want to hear about. Thanks, guys.

Additional Information

In connection with the Business Combination, Leo filed with the Securities and Exchange Commission (the “SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.